Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and

Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)

	Three Months ended	Years ended December 31,
	March 31, 2004	2003	2002	2001	2000	1999

Pretax income from continuing operations	$5,391	$16,231	$(12,045)	$(56)	$(48,385)	$(34,253)
Add Fixed charges	1,965	7,765	6,868	9,750	11,079	11,353

Adjusted pretax income	7,356	23,996	(5,177)	9,694	(37,306)	(22,900)

Less: Pre-tax Minority interest	—	—	(100)	—	—	—

Earnings as defined	$7,356	$23,996	$(5,277)	$9,694	$(37,306)	$(22,900)

Fixed charges:
Interest expense	1,836	7,216	6,253	9,386	10,760	10,875
Estimated interest on rent expense	129	549	615	364	319	478

Total fixed charges	1,965	7,765	6,868	9,750	11,079	11,353

Ratio of Earnings to Fixed Charges	3.74	3.09	(0.77)	0.99	(3.37)	(2.02)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.74	3.09	(0.77)	0.99	(3.37)	(2.02)
Deficiency of Earnings Available to Cover Fixed Charges	$—	$—	$(12,145)	$—	$(48,385)	$(34,253)